

DISTRIBUTION AGREEMENT

This Agreement made this day, March 1, 2010

By and Between

THE BRAINY BABY COMPANY, LLC
460 Brogdon Road, Suite 400
Suwanee, GA 30024

Hereinafter referred to as **BBC**

And **BayView Entertainment, LLC**
107 Pink Street,
Hackensack, NJ 07601

Hereinafter referred to as the **BVE**

Whereas the parties named hereinbefore desire to enter into an Agreement for the distribution of audio and audiovisual recordings, in all formats known or yet to be developed, under the terms and conditions hereinafter contained, with special consideration given to Section 3, Rights of Distribution:

This Agreement supersedes all previous Agreements and that in consideration of the mutual covenants and Agreements hereinafter set forth, BVE and BBC (the "**Parties**") hereto agree with the other as follows:

1. **ITEMS:**

The Items, which are the subject of this Agreement, means those listed in "EXHIBIT A".

2. **TERRITORY:**

The territory for this Agreement will be the USA and when possible amended for additional territory. (*BBC has a distributor in Canada and a Licensee in Mexico*).

3. **RIGHTS OF DISTRIBUTION:**

Product:

Under the terms of this agreement, BVE is permitted to sell DVD and audio CD product only. Close out merchandise and special discounts, MDF or other such form of discounting product must be approved in advance, in writing.

Channels:

BVE is permitted to sell to all retail channels in the DVD merchandising section with the exception of Specialty Markets listed below and those accounts listed in Exhibit B. BVE may sell outside the authorized channels and markets, but must obtain written permission from BBC prior to any sales activity. BVE may also sell non-DVD products into any and all channels, but must first obtain written permission from BBC.

Markets:

Mass Market and Mid-Tier

Under the terms of this agreement BVE is permitted to sell Brainy Baby, and all items listed in Exhibit A into Mass Market and Mid-Tier Markets with the exception of those accounts listed on Exhibit B. All DVD products shall be region coded to the Territory.

Specialty Markets:

Specialty Markets are excluded from this Agreement, including Direct-To-Consumer and Digital Downloads, Direct Response, Close outs and Premium incentive sales.

BVE ACCOUNTS CLARIFICATION:
Beyond the above rights, the following specific accounts BVE will be exclusively permitted to sell all BBC items: Toys R Us, Babies R Us, Buy Buy Baby, Ki-Sales, FAO Schwarz, etoys.com, Sears, Kmart, Rite Aid, Walgreens, CVS, Amazon.com, Costco, Supermarkets and Drug trade. This includes all distributors and rep groups the above accounts may use and or their affiliate companies.

4. **BRAINY BABY IN-HOUSE SALES:**

BBC shall maintain the rights to sell through their in-house sales department any DVD product when a POP display or other such merchandiser or sell-in requires DVD to be part of the total assortment and only when DVDs are to be included with other Non-DVD product to any viable account in any market.

Any closeout and or low price discount sales BBC may offer to retailers and accounts shall also be offered to BVE. Any product BBC sells for any reason below 50% off Suggested Retail prices (SRP) shall have the barcodes marked as unreturnable as common with industry practices or the barcodes must be different than what BBE is selling BVE in order for BVE not to receive returns that BVE did not sell.

5. **SELLABLE ITEMS:** All items listed on "EXHIBIT A".

Both BVE and BBC, based on market timing and overstock in the market from BBC's previous distributor, shall mutually agree when the best time to formally release the Brainy Baby DVD items listed below in order to hamper returns, lack of sales, price point concerns, etc.:

20019	Right Brain
20029	Left Brain
20109	Peek-a-Boo
20119	Laugh & Learn
20039	Shapes & Colors
20049	Animals
20059	ABC's
20069	123's
20209	Art
20219	Music
20079	French
20089	Spanish
20099	English
	4 & 6 Pack Sets
21009	Power Pack Set 1 (Music, 123's, Sh./Colors, Spanish)
22009	Power Pack Set 2 (Art, ABC's, Animals, French)
23009	Infant Learning Pk (Lt. Brain, Rt. Brain, Peek, Laugh)
24009	Pre-School Learn. Pack (ABC, 123, Art, Music, Animals, Sh./Colors.)
	Other Single Titles
80019	Golf
92019	Talking Hands
60019	Jingle Bell

6. **DURATION:**

The term of this Agreement and of the rights, licenses and privileges granted to the BVE hereunder shall commence on the date of release of the items and continue for a period of two (2) years.

7. **RENEWAL:**

This Agreement shall automatically be extended for consecutive periods of one (1) year each renewal beginning immediately upon the expiration of the prior term, unless either Party notifies the other Party in writing of their decision to terminate with sixty (60) days notice.

8. **ORDERS, SHIPMENTS & RETURNS:**

All shipments from BBC to the BVE shall be shipped freight paid at BBC's expense. BBC shall invoice all commercial products ordered by the BVE as of the date of shipment from the BBC warehouse.

Shipments shall only include items specified on the BVE's standard purchase order and the quantity of each item included in the shipment shall not exceed the amount indicated.

3

BBC will ship any and all commercial products to BVE with all necessary bar coding/ ISBN coding in such a manner as is consistent with industry practice. BVE reserves the right to refuse any and all products with that do not meet the required standards. All DVDs and CDs shall be replicated from a DVD/CD replication company using a glass master, NO DVDRs or CDRs.

BBC may, at its option, choose to ship a limited amount of Items to BVE on a consignment basis. BBC and BVE will agree upon the desired amount. BVE shall charge no fees associated with the storage of these consigned units.

BBC will ship all purchase orders to BVE in a timely manner.

All products previously sold by BBC and/or BBC's prior distributor/s and/or BVE shall be deemed 100% returnable for either a credit to BVE's account or full cash refund, at BVE's discretion, at the original costs incurred by BVE at the time of purchase or if product was sold by prior distributor, at the cost BVE incurs by accepting the account return. BVE shall contact and receive in writing an official BBC Return Authorization Number (RA) which shall not be unreasonably withheld, prior to returning product to BBC. BVE will make every attempt possible to NOT accept or have to accept account returns on BBC product and will discuss any large returns with BBE prior to accepting. BVE and BBC understands major accounts sometimes leverage their buying power in order to return products to vendors when a new vendor takes on a line they were previously selling.

BVE shall be notified with at least 3 months notice of any catalogue deletions or SRP price adjustments where BBC will offer price protections.

9. **WAREHOUSING AND DISTRIBUTION**

BVE shall be responsible for its Inventory of BBC product, while in BVE's possession. BBC will ship all inventory and product to BVE warehouse. BBC will not drop ship, unless advance arrangements have been made and terms agreed upon.

10. **PRICES, STATEMENTS, & PAYMENTS**

The price BVE will pay for items, hereinafter referred to as "Unit Price", for the Products during the term shall be 65% off Suggested Retail Prices (SRP). Such prices are inclusive of all royalties and applicable taxes. Prices for items which are not included in Exhibit A will be mutually determined by BVE and BBC and added to Exhibit A via addendum. The prices at which BVE will sell the Products shall be at BVE's discretion as long as the price does not fall below the **Wholesale price established in Exhibit A, plus 15%.** "Wholesale" is defined as the price BBC sells Item to BVE.

o BVE may occasionally wish to offer special volume discounts and dating for special promotions, etc. BVE will submit request to BBC in writing where consideration will be timely and approval not unreasonably withheld. BVE understands and agrees that Brainy Baby is a premium brand and minimum pricing is paramount in protecting the integrity of the brand.

BBC shall be solely responsible for setting the suggested retail prices (SRP) on the above-mentioned products during the length of the term.
All payments to BBC from BVE shall be on a 60 day basis from date of shipment to BVE.

- Should the street price, for Brainy Baby DVD products consistently fall below $9.99 (not to include special limited time promotions by individual retailers, BBC reserves the right to discuss a strategy to re-establish Brainy Baby as a premium priced product.

4

11. **DEALS TO CUSTOMERS**

BVE shall be free to set the terms and conditions of its resale of BBC products to BVE's accounts. BBC shall not be responsible for any costs or lost margins incurred in such deals.

12. **ROYALTIES AND TAXES**

BBC hereby assumes the sole responsibility for the payment of all royalties to all parties concerned with the production and that the appropriate mechanical licenses have been obtained from the rightful claimants.

13. **REPRESENTATIONS AND WARRANTIES**

Both BBC and BVE warrants, represents and agree that:

Both BBC and BVE will indemnify and hold harmless the other Party's associates, successors, and assigns, from any and all claims, demands, suits, losses, costs, expenses (including reasonable counsel fees), damages or recoveries (including all amounts paid in settlement) which may be obtained against, imposed upon or suffered by the Party, its associates, successors, or assigns, by reason of the breach or alleged breach by either Party's representations, warranties or covenants herein contained.

A. BBC has full right, power legal capacity and authority to enter into this Agreement, to carry out the terms hereof and to grant to BVE the rights, licenses and privileges herein granted to it. BBC owns all Intellectual Property including copyrights and other rights in and to the "Items".

B. BBC has no other Agreement for video or other distribution or with any other person or entity with respect to the Items which may conflict or interfere or be inconsistent with any of the provisions of this Agreement or the enjoyment by BVE of any rights granted to it hereunder.

C. There are no claims, actions, suits, proceedings or investigations pending or threatened against or affecting the Items, at law or in equity, or before any federal, state, county, municipal or governmental instrumentality or authority, domestic or foreign, and no arbitration proceedings are pending or threatened against or affecting the Items and there is no legal or equitable basis on which the exercise by BVE of the rights granted hereunder or the exercise of similar rights by BBC or others with respect to the Items may be enjoined or otherwise impeded. BBC will add BVE to all current and future insurance policies regarding the Items/s and the company or LLC representing the Items/s.

D. BBC owns, controls and has cleared completely all literary, art, video, dramatic, dance and musical material and synchronization rights contained in the Items and BBC has obtained all necessary licenses and permissions required for manufacture, distribution, sale, marketing, advertising and exploitation of the Items throughout the territory and grants these rights to BVE.

E. Neither the Items nor the title thereof, as submitted by BBC, nor anything contained in the Items, including, but not limited to, any music and sound synchronized therewith or the distribution of the Items in the licensed area, nor the exercise by BVE of any of the rights granted it hereunder, does or will violate or infringe upon the trademark, name, copyright, literary, dramatic, musical, artistic, personal, civil or Items right or rights of privacy or any other right of any person or entity.

F. BBC's warranties, representations and Agreements herein are true and complete as of the date of this Agreement shall remain so throughout the term of this Agreement and survive the expiration of the term of this Agreement.

5

BVE represents and warrants to BBC that:
A) It is a legal LLC
B) It shall make payments to BBC as provided herein;
C) It shall use reasonable efforts, based on prudent business judgment to distribute the Product in accordance with its Distribution rights granted herein;
D) It shall meet all obligations herein

14. **FORCE MAJEURE**

Neither Party hereto shall be liable to the other for any loss, damage or default occasioned by strikes, civil disorder, governmental, federal or other authority, acts of God or any other force majeure.

15. **PROMOTION & MARKETING**

To the extent reasonably possible, BBC shall make BVE aware of promotional activities BBC plans for new product releases(s) well in advance of such activities, i.e., one to two months. All marketing and promotion for products and brand is exclusively owned and managed by the BBC. BVE will forward all opportunities as typical.

BBC agrees to the use of select sound bites and/or video footage to be used at the BVE's discretion for promotional purposes. Any advertising or promotion by BVE or retailer that requires payment or co-op by BBC must be pre-approved in writing.

16. **TERMINATION OF AGREEMENT**

BVE reserves the right to terminate the present Agreement if it makes full and complete payment to BBC of all amounts.

BVE or BBC may terminate the Agreement in the event either Party shall make or attempt to make any assignment for the benefit of creditors or any proceeding under any bankruptcy or insolvency law that is taken by or against the other Party.

If after one (1) year from the execution of the agreement BBC determines the markets and channels specified in paragraph 3 above is being underserved, BBC reserves the right to notify BVE in writing of its wishes to reclaim the same for self distribution.

Should termination occur, BVE shall be allowed a six (6) month sell off period for all items and the right to return all unsold items for credit or payment from BBC based on BVE's account balance with BBC.

17. **ONLY AGREEMENT**

The present Agreement constitutes the sole and only Agreement between the parties hereto, as defined herein before. However certain special price documents that already exist between BVE and BBC shall remain in effect including Walgreens, Buy Buy Baby, Toys R Us, etc.

18. **GENERAL PROVISIONS**

This Agreement shall be binding on and shall inure to the benefits of the Parties hereto and their respective successors.

19. **GOVERNING LAW**

Should there arise any differences or disputes between BVE and BBC which cannot be settled amicably within thirty (30) days after the aggrieved party sends notice to the other party, this Agreement and the interpretation thereof shall be subject to prompt binding arbitration in the Jurisdiction of the Defending Party before a Commercial Panel of three (3) arbitrators in accordance with and pursuant to the then existing Commercial Arbitration Rules of the American Arbitration Association. Each party shall elect an arbitrator from a panel furnished by the appointing authority. The two parties, in turn, shall choose a third presiding arbitrator who need not be from the panel. If the parties are unable to agree upon the presiding arbitrator, the appointing authority shall have the power to make the appointment from other members of the panel. This Agreement shall be governed by the laws of the State of the Defending Party without regard to its conflict of laws or principles. The arbitrators shall, therefore, interpret the Agreement with the substantive laws of the Defending Party's State. The arbitrators in their discretion, may award specific performance or injunctive relief (but not punitive damages) and reasonable attorney's fees and expenses. However, in any arbitration proceeding, the arbitrators may not change, modify or alter any express condition, term or provision hereof, and to that extent the scope of their authority is expressly limited. The arbitration award shall be final and binding upon the Parties and judgment may be entered thereon in any court having jurisdiction. The service of any notice, process, motion or other document in connection with an arbitration or for the enforcement of any arbitration award may be made in the same manner that communications may be given under the Notice Section hereof.

20. **NOTICES**

All notices hereunder must be in writing and must be personally delivered or be sent registered or certified mail, postage prepaid. The address for all notices to be sent to the BVE is: **BayView Entertainment LLC, 107 Pink Street, Hackensack, New Jersey, 07601.** The address for all notices to be sent to BBC is: **The Brainy Baby Company, LLC 460 Brogdon Road, Suite 400, Suwanee, GA 30024**

21. **RELATIONSHIP OF PARTIES**

This AGREEMENT shall not be deemed to create any partnership, joint venture, agency fiduciary or employment relationship between the parties and neither party shall hold itself as the agent or partner of the other.

22. **MICELLANEOUS**

Entire Agreement: This AGREEMENT constitutes and contains the entire Agreement between the parties with respect to the subject matter hereof and supersedes any prior or contemporaneous Agreements, oral or written. This AGREEMENT may not be changed, modified, amended or supplemented, except in a written document signed by both parties.

No Waiver: No waiver of any default or breach of this AGREEMENT by either party shall be deemed a continuing waiver or a waiver of any other breach or default, no matter how similar. Captions: Captions and paragraph headings used in this AGREEMENT are for Convenience only and shall have no legal effect whatsoever. Facsimile signatures shall be deemed originals for all purposes.

Agreed to and Accepted by:

The Brainy Baby Company, LLC

3/2/10

By: Dennis Fedoruk Date
Title: President and CEO

Agreed to and Accepted by:

BayView Entertainment, LLC

By: Sam Napolitano   Date
Title: Vice President Sales

8

EXHIBIT A

The "Items"

Item #	BayView Price List - Product Description	SRP	Discount Multiplier	BayView Wholesale Price	UPC
Infant Learning DVDs (English)					
20019	Right Brain	$17.99	35.00%	$6.30	8 21408 20019 5
20029	Left Brain	$17.99	35.00%	$6.30	8 21408 20029 4
20109	Peek-a-Boo	$17.99	35.00%	$6.30	8 21408 20109 3
20119	Laugh & Learn	$17.99	35.00%	$6.30	8 21408 20119 2
Infant Learning DVDs (Spanish Version)					
107025	Right Brain: "Hemisferio Derecho"	$14.99	35.00%	$5.25	TBD
107018	Left Brain: "Hemisferio Izquierdo"	$14.99	35.00%	$5.25	TBD
107049	Peek-a-Boo: "Donde estas tu?"	$14.99	35.00%	$5.25	TBD
107032	Laugh & Learn: "Rie y Aprende"	$14.99	35.00%	$5.25	TBD
Academic Learning DVDs (English)					
20039	Shapes & Colors	$17.99	35.00%	$6.30	8 21408 20039 3
20049	Animals	$17.99	35.00%	$6.30	8 21408 20049 2
20059	ABC's	$17.99	35.00%	$6.30	8 21408 20059 1
20069	123's	$17.99	35.00%	$6.30	8 21408 20069 0
20209	Art	$17.99	35.00%	$6.30	8 21408 20209 0
20219	Music	$17.99	35.00%	$6.30	8 21408 20219 9
Academic Learning DVDs (Spanish Version)					
107056	Shapes & Colors: "Colores y Formas"	$14.99	35.00%	$5.25	TBD
107063	Animals: "Animales"	$14.99	35.00%	$5.25	TBD
107087	ABC's: "ABC"	$14.99	35.00%	$5.25	TBD
107094	123's: "123"	$14.99	35.00%	$5.25	TBD
107100	Art: "Arte"	$14.99	35.00%	$5.25	TBD
107117	Music: "Musica"	$14.99	35.00%	$5.25	TBD
107070	English: "Como se dice?"	$14.99	35.00%	$5.25	TBD
Language DVDs					
20079	French	$17.99	35.00%	$6.30	8 21408 20079 9
20089	Spanish	$17.99	35.00%	$6.30	8 21408 20089 8
20099	English	$17.99	35.00%	$6.30	8 21408 20099 7
4 & 6 Pack Sets					
21009	Power Pack Set 1 (Music, 123's, Sh./Colors, Spanish)	$53.99	35.00%	$18.90	8 21408 21009 5
22009	Power Pack Set 2 (Art, ABC's, Animals, French)	$53.99	35.00%	$18.90	8 21408 22009 4
23009	Infant Learning Pk (Lt. Brain, Rt. Brain, Peek, Laugh)	$53.99	35.00%	$18.90	8 21408 23009 3
24009	Pre-School Learn. Pack (ABC, 123, Art, Music,	$79.99	35.00%	$28.00	8 21408 24009 2

	Animals, Sh./Colors.)				
	Other Single Titles				
80019	Golf	$16.99	35.00%	$5.95	8 21408 80019 7
92019	Talking Hands	$17.99	35.00%	$6.30	6 18467 92019 1
60019	Jingle Bell	$16.99	35.00%	$5.95	8 21408 60019 3
	Bilingual Baby DVD Language Series				
90019	French	$14.99	35.00%	$5.25	6 18467 90019 3
90029	Spanish	$14.99	35.00%	$5.25	6 18467 90029 2
90039	German	$14.99	35.00%	$5.25	6 18467 90039 1
90049	Italian	$14.99	35.00%	$5.25	6 18467 90049 0
90059	Japanese	$14.99	35.00%	$5.25	6 18467 90059 9
90069	Russian	$14.99	35.00%	$5.25	6 18467 90069 8
90079	English	$14.99	35.00%	$5.25	6 18467 90079 7
90089	Portuguese	$14.99	35.00%	$5.25	6 18467 90089 6
90099	Dutch	$14.99	35.00%	$5.25	6 18467 90099 5
90109	Swedish	$14.99	35.00%	$5.25	6 18467 90109 1
90119	Greek	$14.99	35.00%	$5.25	6 18467 90119 0
90129	Hebrew	$14.99	35.00%	$5.25	6 18467 90129 9
	Baby IQ DVDs				
75019	First Words- DVD	$14.99	35.00%	$5.25	8 21408 75019 5
75029	Colors - DVD	$14.99	35.00%	$5.25	8 21408 75029 4
75039	Counting - DVD	$14.99	35.00%	$5.25	8 21408 75039 3
75049	The World Around Us - DVD	$14.99	35.00%	$5.25	8 21408 75049 2
75089	Animals	$14.99	35.00%	$5.25	8 21408 75089 8
75059	Baby IQ DVD 4 Pack	$49.99	35.00%	$17.50	8 21408 75059 1
	Baby IQ DVDs (Spanish Version)				
151822	First Words: "Aprendiendo A Hablar"- DVD	$14.99	35.00%	$5.25	TBD
151943	Colors: "Aprendiendo Los Colores"- DVD	$14.99	35.00%	$5.25	TBD
151912	Counting: "Aprendiendo A Contar 1,2,3..."- DVD	$14.99	35.00%	$5.25	TBD
107315	The World Around Us: "Conociendo Lo Que Me Rodea"- DVD	$14.99	35.00%	$5.25	TBD
	Baby IQ - Music CD's (English)				
75012	First Words- CD	$7.99	35.00%	$2.80	8 21408 75012 6
75022	Colors - CD	$7.99	35.00%	$2.80	8 21408 75022 5
75032	Counting - CD	$7.99	35.00%	$2.80	8 21408 75032 4
75042	The World Around Us -CD	$7.99	35.00%	$2.80	8 21408 75042 3
	Baby IQ - Music CD's (Spanish Version)				
151899	First Words: "Aprendiendo A Hablar"- CD	$7.99	35.00%	$2.80	TBD
151950	Colors: "Aprendiendo Los Colores"- CD	$7.99	35.00%	$2.80	TBD
151929	Counting: "Aprendiendo A Contar 1,2,3..."- CD	$7.99	35.00%	$2.80	TBD

107322	The World Around Us: "Conociendo Lo Que Me Rodea"- CD	$7.99	35.00%	$2.80	TBD
	Baby's First Impressions - DVD's (English)				
91819	Shapes	$12.99	35.00%	$4.55	6 18467 91819 8
91829	Colors	$12.99	35.00%	$4.55	6 18467 91829 7
91839	Letters	$12.99	35.00%	$4.55	6 18467 91839 6
91849	Numbers	$12.99	35.00%	$4.55	6 18467 91849 5
91859	Seasons	$12.99	35.00%	$4.55	6 18467 91859 4
91869	Opposites	$12.99	35.00%	$4.55	6 18467 91869 3
91879	Sounds	$12.99	35.00%	$4.55	6 18467 91879 2
91889	Head-to-Toe	$12.99	35.00%	$4.55	6 18467 91889 1
91899	Animals	$12.99	35.00%	$4.55	6 18467 91899 0
91809	Food Fun	$12.99	35.00%	$4.55	6 18467 91809 9
	Baby's First Impressions - DVD's (Spanish Ver)				
107278	Shapes: "Figuras"	$12.99	35.00%	$4.55	TBD
107469	Animals: "Animales"	$12.99	35.00%	$4.55	TBD
107261	Sounds: "Sonidos"	$12.99	35.00%	$4.55	TBD
107452	Colors: "Colores"	$12.99	35.00%	$4.55	TBD
107346	Letters: "Letras"	$12.99	35.00%	$4.55	TBD
107414	Numbers: "Numeros"	$12.99	35.00%	$4.55	TBD
108022	Opposites: "Opuestos"	$12.99	35.00%	$4.55	TBD
108039	Seasons: "Estaciones"	$12.99	35.00%	$4.55	TBD
	Music CDs (English)				
30012	Sing-Along Songs	$7.99	35.00%	$2.80	8 21408 30012 3
30022	Classical	$7.99	35.00%	$2.80	8 21408 30022 2
34032	Cheerful Baby	$7.99	35.00%	$2.80	8 21408 34032 7
34022	Peaceful Baby	$7.99	35.00%	$2.80	8 21408 34022 8
34042	Playful Baby	$7.99	35.00%	$2.80	8 21408 34042 6
34012	Sleepy Baby	$7.99	35.00%	$2.80	8 21408 34012 9
	Music CDs (Spanish Version)				
107209	Sing-Along Songs: "Cantar es divertido"	$7.99	35.00%	$2.80	8 21408 30012 3
107124	Classical: "Grandes Clasicos para Pequenos"	$7.99	35.00%	$2.80	8 21408 30022 2
107186	Cheerful Baby: "Para Alegrar"	$7.99	35.00%	$2.80	8 21408 34032 7
107162	Peaceful Baby: "Para Relajar"	$7.99	35.00%	$2.80	8 21408 34022 8
107193	Playful Baby: "Para Jugar"	$7.99	35.00%	$2.80	8 21408 34042 6
107179	Sleepy Baby: "Para Dormir"	$7.99	35.00%	$2.80	8 21408 34012 9

11

EXHIBIT B

Schedule of House Accounts and Rep Group Exclusions

ABC Distributing
Acacia Catalog (Only Toys Excluded)
Acorn Media Group (Only Toys Excluded)
All Direct to Consumer Channels
All Preschool and Day Care Centers
All Specialty stores
Alpha Omega Group
Angel Sales
Avon
Baby Crazy
Big Kids
Bridgestone Multimedia Group
CBA market
Cabi
Chelsea & Scott
CNI
Consumervision
Destination Rewards (Marketing)
EMI
Fingerhut
Hearthsong
HSN
Imagine the Challenge
Ingles
J&S Consulting
Kazoo & Company
Lakeshore Learning
Leaps & Bounds
Learning Express
Made in the shade
MindWare
New Parent Productions
One Step Ahead
QVC
Ready For Kindergarten (Only Games and Toys are Excluded)
Right Start
School Box
Sensational Beginnings
Seventh Avenue
Starwood Hotel Vacation Ownership (Marketing)
Synapse Group
Toys to Grow on
Yes Solutions

Rep Groups

Allan Vale Enterprises
Evergreen
Lorraine Boozeman Associates
One Coast
Shellco